Exhibit 99.1

Pursuant to Rule 16a-1(a)(2)(ii)(B) under the Securities Exchange Act of 1934, as amended (the "Act"), Perseuspur or Mr. Pearl may be deemed to be beneficial owners of the shares beneficially owned by Perseus-Soros, Perseus-Soros Partners, Perseus Biotech Fund Partners, Biotech Management Partners, PBI, Perseus, Perseuspur and Perseus Satellite only to the extent of the greater of his or its respective direct or indirect interest in the profits or capital account of each such entity. Pursuant to Rule 16a-1(a)(4) under the Act, this filing shall not be deemed an admission that Perseuspur or Mr. Pearl is for purposes of Section 16 of the Act or otherwise, the beneficial owner of any securities owned by Perseus-Soros, Perseus-Soros Partners, Perseus Biotech Fund Partners, Biotech Management Partners, PBI, Perseus, Perseuspur and Perseus Satellite in excess of such amount.